FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Street, Suite 110

Watertown, MA 02472

Attn: David Lubner, Senior Vice President and Chief Financial Officer

617-715-3551

+1 617 526 6000(t) +1 617 526 5000(f) wilmerhale.com

March 18, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler

Re:	Tetraphase Pharmaceuticals, Inc. Registration Statement on Form S-1 No. 333-186574

Ladies and Gentlemen:

This letter is provided on behalf of Tetraphase Pharmaceuticals, Inc. (the “Company”), and in connection with the Registration Statement referenced above in response to oral comments provided by Karen Ubell and Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 15, 2013 to the undersigned.

The Staff’s comments related to the letter from the undersigned dated March 14, 2013 with respect to two emails sent by the Company’s Chief Financial Officer on March 9, 2013 and March 11, 2013, respectively. Specifically, the Staff requested that additional analysis be provided by the Company with respect to the Company’s assertion that the emails constituted written “test the waters” communications.

Pursuant to Section 5(d) of the Securities Act, an emerging growth company may engage in oral or written communications with potential investors that are “qualified institutional buyers” (as defined in Rule 144A) or institutions that are “accredited investors” (as defined in Regulation D) to determine whether such investors have any interest in a contemplated securities offering, either prior to or following the date of filing of a registration statement with respect to such securities. These communications are not required to be filed with the Commission.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing  Berlin  Boston  Brussels  Frankfurt  London  Los Angeles  New York  Oxford  Palo Alto  Waltham  Washington

Securities and Exchange Commission

Division of Corporation Finance

March 18, 2013

Rule 83 Confidential Treatment Request by Tetraphase Pharmaceuticals, Inc. Request #1

In the March 14, 2013 letter, the Company asserted that the emails constituted written “test the waters” communications. The Company based this assertion on (i) its status as an emerging growth company as defined in the JOBS Act, (ii) the fact that the emails were sent to [**] in connection with determining its interest in participating in the Company’s initial public offering and (iii) its belief that [**] is an institution that is an “accredited investor”.

The Company acknowledges that, in addition to being sent to the representative of [**], the March 9 email was also sent to two individuals at an investor relations and public relations firm. The Company has not confirmed whether this firm is an institution that is an “accredited investor”. The email was sent to those two individuals as an electronic carbon copy as a result of using the “reply all” key. The email was not directed to those two individuals, and the Company was not seeking to determine whether the two individuals or their firm had any interest in participating in the Company’s offering. The representative of [**] had sent an email to the Chief Financial Officer of the Company to introduce the two individuals and their firm to the Chief Financial Officer as a potential service provider for the Company post-offering. In responding to the email and thanking him for the introduction, the Company’s Chief Financial Officer directed the “test the waters” communication to the [**] representative only.

Consistent with that view, the Company sent an email to the two individuals to inform them that the March 9 email had been sent to them in error and that it should be disregarded. It subsequently reached out and received written confirmation that the two individuals had not forwarded the March 9 email and would not be forwarding it to any person. In addition, it did not send them the March 11 email as the statements that were being clarified had not been directed to the individuals.

Tetraphase Pharmaceuticals, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to David Lubner, Senior Vice President and Chief Financial Officer, Tetraphase Pharmaceuticals, Inc., 480 Arsenal Street, Suite 110, Watertown, MA 02472, telephone 617-715-3551, before it permits any disclosure of the bracketed information contained in Request #1.

Securities and Exchange Commission

Division of Corporation Finance

March 18, 2013

The purpose of the “test the waters” provision of the JOBS Act is to enable emerging growth companies to communicate with institutional investors to determine their interest in participating in an offering by that company. Conversely, emerging growth companies may not engage in “test the waters” communications with investors that don’t meet the required criteria. The Company asserts that it has complied with the provision. The Company was relying on the provision to communicate with an institutional investor regarding the offering. The inadvertent inclusion of the two individuals from an IR/PR firm as cc’s on the email does not change this communication or the purpose behind it. At the same time, the Company was not making a “test the waters” communication to the other two individuals. The Company had not spoken previously with the two individuals about the offering or to determine whether they were interested in participating in the offering, was not communicating with them in the March 9 email about the offering or to determine whether they were interested in participating in the offering and had no plans (and has no plans) to communicate with them about the offering or whether they are interested in participating in the offering.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663.

Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber

Stuart M. Falber

cc:	Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549